Exhibit 99.1

Waldencast Announces FDA Approval of Obagi® saypha® MagIQ™ Injectable Hyaluronic Acid Gel Under the Obagi Medical Brand

U.S. Launch Planned in 2026 and Positions Obagi Medical as a Leading Dermatological Megabrand at the Convergence of Integrated Skincare and Aesthetics While Doubling its Addressable Market

LONDON, September 10, 2025 (GLOBE NEWSWIRE) - Waldencast plc (NASDAQ: WALD), a global multi-brand beauty and wellness platform, today announced that the U.S. Food and Drug Administration (“FDA”) has approved Obagi® saypha® MagIQ™ injectable hyaluronic acid (“HA”) gel, the first product in the Obagi® saypha® collection under the Obagi Medical brand. This approval marks Waldencast’s entry into the U.S. HA dermal filler market through Obagi Medical and reinforces the Company’s ambition to become a multi-product innovator in aesthetics, doubling Obagi Medical’s total addressable market to approximately $4.2 billion by 2029.1

“This milestone represents an exciting advancement in our long-term strategy to become the world’s leading dermatological megabrand at the crossroads of skincare and medical aesthetics with the addition of a comprehensive integrated aesthetic solution that builds upon Obagi Medical’s efficacious skincare products and strengthens our leadership in medical-grade beauty and aesthetics,” said Michel Brousset, Co-Founder and Chief Executive Officer of Waldencast. “Obagi® saypha® MagIQ™ sets a new standard in HA dermal fillers in the U.S., offering our professionals and patients proven innovation with a well-established safety profile. The launch of this product is a catalyst for our growth as we focus on delivering synergistic skincare and injectable offerings under the trusted Obagi Medical brand.”

Waldencast plans to launch Obagi® saypha® MagIQ™ in the U.S. market alongside other important skin care innovations in 2026. This launch will leverage Obagi Medical’s established network of practices and aesthetic professionals, creating synergies with the brand’s fast-growing skincare business and driving enhanced value for both providers and patients. Obagi Medical expects additional account expansion driven by the new Obagi Medical injectable offering.

Obagi® saypha® MagIQ™, developed by Croma-Pharma GmbH, utilizes proprietary MACRO Core Technology that creates a stable 3D HA matrix designed to provide natural-looking results with category leading capabilities including high HA content upon injection, consistent gel distribution, and a predictable injection force and swelling profile. The commercial launch of this first injectable HA gel will be followed by additional products in the saypha® line, including Obagi® saypha® ChIQ™ pending FDA approval.

“We are proud to partner with Waldencast in bringing Obagi® saypha® MagIQ™ to the U.S. market under the Obagi Medical brand. With over 40 years of expertise in HA-based treatments and more than 110 million syringes produced, Croma-Pharma has a strong legacy of developing innovative aesthetic products that meet the evolving needs of practitioners and their patients. With one of the largest clinical trial programs for an injectable HA technology, Obagi® saypha® products aim to set the standard for safety, quality, efficacy, and patient satisfaction,” said Andreas Prinz, Chief Executive Officer of Croma-Pharma.

Dr. Suzan Obagi, Chief Medical Director of Obagi Medical, added, “The FDA approval of Obagi® saypha® MagIQ™ reflects our commitment to bringing high-quality, science-backed aesthetic products to market. This addition to our portfolio reinforces Obagi Medical’s dedication to the highest standards of patient safety and efficacy. With the introduction of its MACRO Core Technology, Obagi® saypha® MagIQ™ offers a differentiated approach to the dermal filler category, providing healthcare practitioners with new options to address the unique needs of their patients with precision and confidence across all skin types and tones.”

The U.S. Nasolabial Fold (“NLF”) pivotal study for Obagi® saypha® MagIQ™ included 270 patients in a randomized, subject and evaluating investigator-blinded, active treatment controlled, non-inferiority, multicenter, paired (split-face) trial. Patients were followed for 48 weeks from initial treatment, with the 24-week primary endpoint measuring the change in NLF severity from baseline using a validated 5-point nasolabial scale. The study met primary and key secondary endpoints of non-inferiority to the control, with similar safety profiles, and included the highest representation of Fitzpatrick Skin Types I, V, and VI.

Dr. Jeremy Green, investigator for the U.S. NLF pivotal study and an internationally recognized expert in cosmetic dermatology, commented, “Obagi® saypha® MagIQ™ demonstrated impressive safety, efficacy, and versatility in the trial, with smooth and consistent injection properties. This product allows practitioners to achieve precise, natural-looking results while delivering high patient satisfaction with its effectiveness and longevity. I look forward to utilizing it in my practice in the near future.”

1In preparing for this transaction, Waldencast engaged management consulting services from a reputed global consulting firm. 2Among the Top 10 Professional Skin Care Brands in the U.S., according to Kline’s 2024 Global Professional Skin Care Series (China, Europe and the U.S.).

About Waldencast
Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Medical and Milk Makeup. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands.

About Obagi Medical
Obagi Medical is an industry-leading, advanced skincare line rooted in research and skin biology, with a legacy of 35+ years of experience. Initially known for its leadership in the treatment of hyperpigmentation with the Obagi Nu-Derm® System, Obagi Medical products are designed to address a variety of skin concerns, including premature aging, photodamage, skin discoloration, acne, and sun damage. As the fastest-growing professional skincare brand in the U.S. in 2024,2 Obagi Medical empowers individuals to achieve healthy, beautiful skin.

About Croma-Pharma GmbH
Founded in 1976, Croma-Pharma GmbH is a family-owned global player in the field of minimally invasive aesthetic medicine. Headquartered in Leobendorf, Austria, the company specializes in the industrial production of hyaluronic acid syringes and distributes its products in more than 80 countries. Croma offers a comprehensive aesthetics portfolio including HA fillers, botulinum toxin, PDO threads, and biostimulators. Saypha(R) is a registered trademark of Croma-Pharma GmbH, used under license.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the planned launch of Saypha® MagIQ™, the ability to obtain FDA approval for Saypha®, and the growth strategies of Waldencast, including Obagi Medical and Novaestiq. These forward-looking statements generally are identified by the words “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, Obagi Medical and Novaestiq that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the inability to obtain FDA approval for Saypha® ChIQ products, (ii) the success of any commercial launches, (iii) the general impact of geopolitical events, including the impact of current wars, conflicts and other hostilities, (iv) the overall economic and market conditions, sales forecasts and other information about Waldencast’s possible or assumed future results of operations or our performance, (v) changes in general economic conditions, (vi) the impact of any international trade or foreign exchange restrictions, the imposition of new or increased tariffs, foreign currency exchange fluctuations, (vii) that the price of Waldencast’s securities may be volatile due to a variety of factors, including Waldencast’s, Obagi Medical’s or Novaestiq’s inability to implement their business plans, and (viii) the ability to implement Waldencast’s strategic initiatives and continue to innovate Obagi Medical’s existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 20, 2025, or in other documents that may be filed or furnished by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Waldencast assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contacts

Investors
ICR
investors@waldencast.com

Media
ICR
waldencast@icrinc.com

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